82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

04035315

SE~~C#82-5258~~

20 May 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 20 May 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

7/13

AGENIX

Company Announcement

AGEN Biomedical granted preliminary injunction in U.S. contract lawsuit

Thursday 20 May 2004

Brisbane-based biotechnology company Agenix Limited [ASX: AGX, NASDAQ: AGXLY] today announced that its 100% subsidiary AGEN Biomedical Limited had successfully gained a specific performance preliminary injunction motion against Synbiotics, Inc, its former distribution partner in the United States.

The motion specifies that Synbiotics be required to supply certain biologics products to AGEN as per its legal obligations.

Judge Ronald L. Styn – of the California Superior Court in San Diego – today granted the motion after ruling that AGEN had established a probability of success on the merits in its case for specific performance by Synbiotics.

Agenix Limited Managing Director Mr Don Home said legal action had been initiated against Synbiotics to ensure the company would abide by its legal obligation in supplying to AGEN.

"We remain determined to defend our rights and to have the biologics supply issue resolved in an expeditious manner, allowing us to move ahead with our rightful US and international business interests," he said.

"This ruling is a significant step forward and assists us in the progression of our distribution relationships and the secure growth of our animal health business.

"In the case involving the patent dispute, that court has found twice that Synbiotics has little likelihood for success and in this case we have shown that we have a likelihood of success at trial, so we remain very confident that we will prevail in both cases."

ENDS

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical. On 29 April 2004, Agenix announced a proposed merger with biotechnology company Peptech Limited to create one of Australia's leading and largest biotechnology and healthcare companies.

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

SEC#82-5258

18 May 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 18 May 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PEPTECH

AGENIX

18 May 2004

ASX ANNOUNCEMENT

Peptech and Agenix continuing due diligence for merger

Peptech Limited and Agenix Limited today announced that both parties were continuing to perform due diligence in relation to the proposed merger between the two companies.

In an announcement to the market on 29 April 2004, the companies indicated that due diligence would be completed by 14 May 2004.

The process is now expected to be extended until at least the end of May due to the delay involved with both parties seeking third party consent to disclose information.

Due diligence completion will be dependent on receipt of the necessary consents.

ENDS

Further information:

Mel Bridges
Executive Chairman
Peptech Limited
Ph: 0413 051 600

Donald Home
Managing Director
Agenix Limited
Ph: 0438 500 255

For media enquiries:

Stephanie Paul
Managing Director
Phillips Group
Ph: (07) 3230 5000
Mobile: 0418 753 062

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

SEC#82-5258

17 May 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 17 May 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

AGENIX

ASX Announcement

17 May 2004

Agenix ThromboView® Update

The ThromboView® program will move forward significantly and proceed to the Phase II clinical program in the USA and Canada following the successful completion of the Phase Ia clinical trial and an interim review of an ongoing Phase Ib trial in patients with deep venous thrombosis.

According to long standing consultant on the ThromboView® project and Agenix Scientific Advisory Board Chairman Professor Paul Eisenberg, the results of imaging of deep venous thrombosis with ThromboView®, are consistent with expectations and support the next stage of development in a Phase II program in a multicenter North American clinical trial.

"The clinical development program to date confirmed our expectations regarding the potential for ThromboView®, in addressing important unmet medical needs in venous thromboembolic disease," he said.

The Phase II clinical trials will be performed under an Investigational New Drug application to be filed with the FDA in the second half of 2004 and Clinical Trial Application in Canada. As part of this program, Agenix has completed significant enhancements of the Brisbane manufacturing facility to aggressively support the next phase of clinical trials under cGMP requirements.

It is likely that the first patients to participate in the Phase II trials will do so later this year.

Agenix Managing Director Don Home said the ThromboView® program was recently subjected to a comprehensive review and every indication was that the program was not only progressing on track but also that the next phase of clinical development would be completed on schedule.

"We look forward to a productive Phase II clinical program that should establish the performance and value of ThromboView®," he said.

ENDS

For more information contact:

Donald Home	Stephanie Paul
Managing Director	Managing Director
Agenix Limited	Phillips Group
Ph: 0438 500 255	Ph: (07) 3230 5000 or mobile: 0418 753 062

Agenix Limited [ASX:AGX, NASDAQ:AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical. On 29 April 2004, Agenix announced a proposed merger with biotechnology company Peptech Limited to create one of Australia's leading and largest biotechnology and healthcare companies.

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

SEC#82-5258

18 May 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on the following dates: 27 April 2004, 29 April 2004, and 6 May 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

PEPTECH

AGENiX

6 May 2004

ASX AND MEDIA ANNOUNCEMENT

Clarification on contingent dividend and Merger opportunities and benefits

Peptech and Agenix announced on 29 April 2004 their intention to merge via a scheme of arrangement. The merger terms involve Agenix shareholders receiving seven Peptech shares for every 10 Agenix shares held. In addition Peptech shareholders are to receive a dividend contingent on the successful resolution of the dispute between Peptech and Centocor.

There appears to be some confusion about the value that would flow to both Peptech and Agenix shareholders from the resolution of the Peptech and Centocor dispute.

Consequently both Agenix and Peptech wish to release this clarification to address this issue and to restate the key terms relating to the contingent non-transferable dividend.

Contingent Dividend

In recognition of the risk which Peptech shareholders have borne over the past few years in relation to the company's dispute with Centocor (which is currently the subject of arbitration), the Peptech board announced that it proposed to pay a 20 cent dividend to all Peptech shareholders listed on the Peptech register, on the effective date of the Agenix share scheme (estimated to be in August/September), provided that certain conditions were met.

Under the proposal, Peptech will pay a dividend of 20 cents per Peptech ordinary share if:

(a) after successful resolution of the Centocor dispute, Peptech receives sufficient funds from the resolution of the Centocor dispute to pay the dividend (post tax);

(b) the scheme of arrangement for Peptech to acquire the Agenix ordinary shares becomes effective; and

(c) the payment date for the dividend occurs within 24 months of the record date for the dividend.

The contingent dividend will not be paid using any of Peptech's existing cash balance of $40 million.

A successful resolution of the dispute with Centocor is expected to have two components:

- A lump sum amount payable immediately on the resolution which will be equivalent to the amount which has accrued throughout the period Centocor has withheld royalty payments; and
- An ongoing royalty stream which will be based upon future sales of products sold by Centocor, which fall within the scope of Peptech's patents.

The dividend would only be paid if Peptech received a pre-tax amount of at least $46 million in respect of royalties accrued but not yet paid (ie the first component of a successful resolution with Centocor).

This is expected to be only a portion of the amount that Peptech would receive for that first component.

In addition to this amount it is expected that Peptech will continue to receive on-going royalties based on the licence agreement it has with Centocor, for products sold by Centocor, which will fall within the scope of Peptech's patents.

Peptech executive chairman, Mel Bridges said Peptech directors did not believe the value of the resolution of the Centocor dispute was sufficiently reflected in the Peptech share price and that this, in combination with the contingent dividend, may be causing some confusion.

"The market appears to have arrived at a valuation for Agenix by first removing 20 cents from the Peptech share price".

"The removal of 20 cents from the Peptech share price reflects the market's misunderstanding of the proposed conditional dividend and skews the relative share ratio proposed between the two companies. As a result, it undervalues both Agenix and Peptech", said Mr Bridges.

In the joint ASX release on 29 April 2004 announcing the merger, the companies stated that "Based on the one-month volume weighted average share price of Peptech and Agenix as at 27 April 2004 of $1.61 and $0.90 respectively, the proposed terms represent a premium of 25% for Agenix shareholders." The implied Agenix price underpinning this statement was $1.13.

The Peptech board has allowed a time window of 24 months in which to resolve the dispute with Centocor. The dividend would be paid as soon as possible following the receipt of funds, upon the successful resolution of the dispute.

The decision to provide Peptech shareholders with this conditional dividend reflected Peptech's view of the strength of its prospects of successfully resolving the Centocor dispute, said Mr Bridges.

Opportunities and benefits
If the merger proceeds, both Peptech shareholders and Agenix shareholders will share in the value of any payment by Centocor for the accrued but unpaid royalties, over and above the funds required to pay the 20 cent dividend, plus any ongoing revenue streams arising from the Centocor licence agreement.

In these circumstances, the post-merger company would not only have very strong cash reserves but a guaranteed strong cash inflow from ongoing payments from both Abbott and Centocor.

All shareholders in the post-merged entity would benefit from these cash reserves.

Agenix Chairman, Mr Ravi Govindan said the proposed merger would deliver significant benefits and synergies to shareholders of both companies. They provide a strong platform for future growth and a compelling case for supporting the merger, he said.

"We can greatly increase the growth and earnings potential of our individual companies through a merged group of significant financial and industry strength," said Mr. Govindan.

Strategic and financial highlights of the merged company included:

- Solid financial base with which to fund its continuing growth strategy
- A strong portfolio of products and aggressive development program, leveraging existing technology
- A large and profitable Animal Health Division providing a platform to grow to No. 1 in the sector
- A combined strength in Molecular Imaging with Agenix's ThromboView® and Peptech's cancer target. If both of these products are able to be successfully commercialised, the merged company foreseeably is capable of generating an annual revenue stream from these two products in excess of $400 million per annum with the capability of adding up to 20% profitability to the bottom line. Agenix has previously advised the market that ThromboView® has the potential to build to a minimum of $320 million per annum at its peak and to be generating net profit after tax per annum of 20%.
- A significant holding of 36% equity in UK based domain antibody drug developer, Domantis
- Scientific success with outstanding pre-clinical results recently achieved for Peptech's first anti-TNF domain antibody target for the treatment of anti-inflammatory diseases such as arthritis.

Mr Govindan said the merger would also provide a strong base from which to pursue aggressive growth through further mergers and acquisitions in the above areas as well as clinical diagnostics.

ENDS

Further information:

Mel Bridges
Executive Chairman
Peptech Limited
Ph: 0413 051 600

Donald Home
Managing Director
Agenix Limited
Ph: 0438 500 255

Released by:

Stephanie Paul
Managing Director
Phillips Group
Ph: (07) 3230 5000 or mobile: 0418 753 062

AGENIX

29 April 2004

ASX AND MEDIA ANNOUNCEMENT

Peptech and Agenix merger to create Australia's premier biotech company

Biotechnology companies Peptech Limited [ASX: PTD] and Agenix Limited [ASX: AGX, OTC: AGXLY] today announced a proposed merger, which will create one of Australia's leading biotechnology companies.

Peptech and Agenix Chairmen Mel Bridges and Ravindran Govindan said the merger would deliver significant benefits to shareholders and stakeholders of both companies, as well as provide the merged entity with a strong platform for future growth.

The members of both Boards of Directors unanimously endorsed the transaction. Agenix strongly recommends the proposal to their shareholders and optionholders.

Mr Govindan said a merger of the companies would create an innovative and dynamic biotechnology group with greatly enhanced prospects for building shareholder value.

"The businesses of Peptech and Agenix are complementary — we can greatly increase the growth and earnings potential of our individual companies through a merged group of significant financial and industry strength," he said.

Mr Bridges said the combined company would have a board and senior management team of extensive experience and long standing reputation in the industry, a strong balance sheet, global sales of biotechnology products and excellent growth prospects.

Under the terms of the merger, to be implemented through a scheme of arrangement, Peptech will acquire all of the issued shares in Agenix for the issue of 7 Peptech shares for every 10 Agenix shares held by Agenix shareholders.

Based on the one-month volume weighted average share price of Peptech and Agenix as at 27th April 2004 of $1.61 and $0.90 respectively, the proposed terms represent a premium of 25% for Agenix shareholders.

Peptech has also agreed to offer Agenix optionholders Peptech Shares in consideration for their agreement to cancel their options. The value of the options has been assessed using the Black Scholes methodology for valuing options.

It is proposed that current Peptech Executive Chairman Mel Bridges will be the Non-Executive Chairman of the merged entity. It has been agreed that when the merger

transaction is completed, Don Home will be appointed as Managing Director and Ravi Govindan as a Non-Executive Director to the Peptech Board.

Strategic and financial highlights of the merged company will include:

- A strong and experienced combined senior management team
- Substantial increase in market capitalisation to circa $400 million and enhanced liquidity
- Employee base of 220, comprising a talented and highly-experienced multi-disciplined team
- Enhanced international and local distribution channels for current and future products
- Benefits associated with critical mass for:
    - Animal Health – Agen and Peptech Animal Health products
    - Imaging (Agenix ThromboView® and Peptech antibody technology)
    - New pipeline for animal and human health products
    - International growth strategy that includes increasing the company's profile in the USA and Europe
- Solid financial base with which to fund its continuing growth strategy
- A strong portfolio of products and aggressive development program, leveraging existing technology

Mr Bridges said both Peptech and Agenix would make a unique and valuable contribution to the merged entity.

"Agenix has the management, scientific and product development expertise, infrastructure and capabilities to capitalise on the intellectual property portfolio of both companies," he said.

"Peptech will bring its financial strength, intellectual property, and access to domain antibody technology to the merged entity.

"Together we will make a formidable force in Australia's biotechnology and healthcare sector."

Mr Govindan said the merged entity would build on Peptech and Agenix's existing successes in therapeutics, imaging, animal health and diagnostics, and would continue to grow these areas of the business.

Current Peptech shareholders will own approximately 58% of the merged company.

The proposed merger is subject to a number of conditions, including:

- Court approval;
- Agenix shareholder approval;
- No material adverse change in either of the companies; and

- Completion of satisfactory due diligence by both parties.

The Schemes are cross-conditional, although Peptech has the ability to proceed with the Share Scheme if the Option Scheme does not proceed.

Agenix has agreed to pay break fees to Peptech of $1,500,000 in the event that:

- Agenix solicits a third party proposal for its shares;
- a third party bid for Agenix shares is successful;
- the Agenix Board withdraws its recommendation for the Transaction or any part of it or recommends another proposal; or
- the Schemes do not proceed because of a material breach of the Agreement by Agenix.

Peptech has agreed to pay break fees to Agenix of $1,500,000 if the Schemes do not proceed because of a material breach of the agreement by Peptech.

Scheme documents are expected to be dispatched to Agenix shareholders and optionholders in July 2004 and the Scheme of Arrangement meetings held in August. Assuming the appropriate approvals are received, the merger is expected to be completed in September 2004.

In connection with the proposed merger, Peptech has entered into a pre bid agreement with one of Agenix's shareholders, Asiaeagle International Limited. Mr Govindan is the beneficial owner of Asiaeagle International.

Under the pre bid agreement, Asiaeagle International will vote in favour of the Share Scheme and will not dispose of its shareholding in Agenix other than pursuant to the Share Scheme. Asiaeagle International holds 3,950,000 Agenix shares.

Asiaeagle International has agreed to pay break fees to Peptech if Asiaeagle International breaches any of its obligations under the pre bid agreement and the Share Scheme is not implemented in circumstances where it would have been had Asiaeagle International complied with its obligations. The break fees will not exceed $1,500,000 and take into account any costs recovered from third parties (including Agenix).

Attached to this release is a market presentation and a Scheme of Arrangement Explanatory Note.

Further information:	Mel Bridges Executive Chairman Peptech Limited Ph: 0413 051 600	Donald Home Managing Director Agenix Limited Ph: 0438 500 255
Released by:	Stephanie Paul Managing Director Phillips Group Ph: (07) 3230 5000	

Scheme of Arrangement

Explanatory Note

A scheme of arrangement is a Court supervised process under which a company can secure agreement between the company and its members or creditors (which includes optionholders) to vary the rights of those members and optionholders. A scheme is overseen by the Court to ensure that all formalities are met and that it is fair and reasonable to the scheme participants. In broad terms, for the share scheme and option scheme proposed by Agenix to proceed, the following must occur:

- Agenix must apply to the Supreme Court to convene a meeting of its shareholders to consider approving the share scheme and a separate meeting of its optionholders to consider approving the option scheme.
- Agenix must provide detailed explanatory material with the notices of those meetings including:
  - an explanation of the effect of the proposed schemes; and
  - any information that is material to the making of a decision by a scheme participant whether or not to agree to the proposed scheme that is within the knowledge of any director of Agenix or a related company and that has not previously been disclosed to shareholders or optionholders;
- ASIC must have been given a reasonable opportunity, and in any event not less than 14 days before the Court hearing, to examine the terms of the proposed schemes and the draft explanatory material and to make submissions to the Court. The explanatory material must be approved by the Court at the time it convenes the meetings.
- After receiving the Court approval and registering the explanatory material with the ASIC, Agenix must send the notices of meeting and explanatory material to shareholders and optionholders giving at least 28 days notice of the meetings.
- At the shareholders' meeting the share scheme must be approved by:
  - a majority in number of the shareholders voting at the scheme meeting; and
  - at least 75% of the total number of votes which are cast at the scheme meeting.
- At the optionholders' meeting:
  - the option scheme must be approved by a majority in number of the optionholders present and voting at the scheme meeting; and

- options held by optionholders who voted in favour of the option scheme must represent at least 75% of the total value of the options in respect of which votes are cast at the scheme meeting.

- If the required majorities are obtained, a second application must be made to the Court to approve the schemes.

- If the Court approves the schemes, they become effective once the Court order is lodged with the ASIC which will occur the day the Court order is given. Once a scheme becomes effective, all the scheme participants are bound by the scheme including any scheme participants who did not vote in favour of the scheme.

- The record date for determining the entitlements of Agenix shareholders will be five business days after the schemes become effective. The implementation of the schemes will take effect three business days after the record date and Agenix shareholders and optionholders will be issued Peptech shares and despatched holding certificates evidencing their new shareholdings in Peptech shortly after the implementation date.

Under the proposed schemes, special rules will apply to ineligible overseas shareholders and ineligible overseas optionholders. These are Agenix shareholders and optionholders who reside in a jurisdiction outside Australia and New Zealand in which the laws do not reasonably allow the issue of Peptech shares to those residents under the schemes. In these circumstances, Peptech will issue the relevant Peptech shares to an independent sale agent with instructions to sell the Peptech shares in an orderly manner and pay the net proceeds of sale to the ineligible shareholders and optionholders.

AGENiX

Company Announcement

AGEN Biomedical wins preliminary injunction hearing

Tuesday 27 April 2004

Brisbane-based biotechnology company Agenix Limited [ASX: AGX, NASDAQ: AGXLY] today announced that 100% subsidiary AGEN Biomedical Limited prevailed against a preliminary injunction motion brought by Synbiotics Corp., its former distribution partner in the United States.

In a decision denying Synbiotics' motion, Judge Rudi Brewster ruled that Synbiotics had failed to demonstrate a probability of success on the merits of its patent infringement allegations.

Agenix Limited's Managing Director, Mr Don Home said the court ruling would enable AGEN Biomedical to get back to business.

"Several orders have been delayed while we waited for this matter to be settled, so we are very pleased to be resuming supply of the STATScreen™ CHW test in the United States," said Mr Home.

"We will recommence shipment of the product immediately," he said.

Synbiotics had been granted a temporary restraining order on March 15, 2004, that prevented AGEN from selling its canine heartworm kit in the United States pending the outcome of the preliminary injunction motion. Synbiotics claims that one of its patents is infringed by the STATScreen™ CHW test distributed in the US. The new order dissolves the temporary restraining order but leaves in place a $250,000 bond posted by Synbiotics from which Agen can seek to recover damages due to lost sales during the period in which the restraining order was in effect.

Mr. Home said that AGEN Biomedical will challenge both the infringement claim and the patent's validity at trial, and will likely seek damages for lost revenue as a result of the temporary trading restriction.

"Given Judge Brewster's ruling, we are very confident of success," said Mr Home.

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Ms Stephanie Paul
Managing Director
Phillips Group
Ph: 61 7 3230 5000

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.